UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-K

SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2022

RAYVEN PROPERTIES, LLC

(Exact name of issuer as specified in its charter)

Delaware	92-0620615
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

117 South 25th Street, Omaha, NE	68131
(Address of principal executive offices)	(Zip code)

(619) 535-1632

(Phone)

Promissory Notes

(Title of each class of securities issued pursuant to Regulation A)

ITEM 7. FINANCIAL STATEMENTS

RAYVEN PROPERTIES, LLC

A DELAWARE LIMITED LIABILITY COMPANY

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITOR’S REPORT

December 31, 2022

RAYVEN PROPERITES, LLC

To the Manager of

Rayven Properties, LLC

Oceanside, CA

INDEPENDENT AUDITOR’S REPORT

Opinion

We have audited the accompanying financial statements of Rayven Properties, LLC (the “Company”) which comprise the balance sheet as of December 31, 2022, and the related statements of operations, changes in members’ equity, and cash flows for the period from October 6, 2022 (inception) to December 31, 2022, and the related notes to the financial statements.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2022 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying financial statements has been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statements, the Company has not yet commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, has not yet generated any revenues, and has sustained a net loss of $173,841 for the period ended December 31, 2022. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado

April 6, 2023

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

RAYVEN PROPERTIES, LLC

BALANCE SHEET

AS OF DECEMBER 31, 2022

ASSETS
Current assets:
Cash and cash equivalents	$261,822
Deferred offering costs	61,750
Total assets	$323,572

LIABILITIES AND MEMBERS' EQUITY
Current liabilities:
Accounts payable	$22,414
Subscription liability	300,000
Total liabilities	322,414

Members' equity	1,159
Total members' equity	1,159
Total liabilities and members' equity	$323,572

See Independent Auditor's Report and accompanying notes to the financial statements, which are an integral part of these financial statements.

RAYVEN PROPERTIES, LLC

STATEMENT OF OPERATIONS

FOR THE PERIOD FROM OCTOBER 6, 2022 (INCEPTION) TO DECEMBER 31, 2022

Revenues	$-

Operating expenses:
General and administrative	41,019
Sales and marketing	132,822
Total operating expenses	173,841

Loss from operations	(173,841)

Net loss	$(173,841)

Net loss per membership unit	$(7,628)
Weighted average membership units outstanding	23

See Independent Auditor's Report and accompanying notes to the financial statements, which are an integral part of these financial statements.

RAYVEN PROPERTIES, LLC

STATEMENT OF CHANGES MEMBERS’ EQUITY

FOR THE PERIOD FROM OCTOBER 6, 2022 (INCEPTION) TO DECEMBER 31, 2022

Balances at October 6, 2022 (inception)	$-
Member contributions	175,000
Net loss	(173,841)
Balances at December 31, 2022	$1,159

See Independent Auditor's Report and accompanying notes to the financial statements, which are an integral part of these financial statements.

RAYVEN PROPERTIES, LLC

STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM OCTOBER 6, 2022 (INCEPTION) TO DECEMBER 31, 2022

Cash flows from operating activities:
Net loss	$(173,841)
Adjustments to reconcile net loss to net cash used in operating activities:
Accounts payable	22,414
Net cash used in operating activities	(151,428)
Cash flows from financing activities:
Member contributions	175,000
Subscription liability	300,000
Deferred offering costs	(61,750)
Net cash provided by financing activities	413,250
Net change in cash and cash equivalents	261,822
Cash and cash equivalents at beginning of period	-
Cash and cash equivalents at end of period	$261,822

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-
Cash paid for interest	$-

See Independent Auditor's Report and accompanying notes to the financial statements, which are an integral part of these financial statements.

RAYVEN PROPERTIES, LLC

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND FOR THE PERIOD FROM OCTOBER 6, 2022 (INCEPTION) TO DECEMBER 31, 2022

NOTE 1: NATURE OF OPERATIONS

Rayven Properties, LLC (the “Company”) is organized as a Delaware limited liability company, formed to acquire and develop commercial real estate properties located in the United States into net zero energy properties. The Company is managed by Rayven Manager, LLC, a Delaware limited liability company (the “Manager”), pursuant to a management agreement. The Company was incorporated as Wild Buildings LLC under the laws of the State of Delaware on October 6, 2022, and changed our name to Rayven Properties, LLC on December 21, 2022. The Company's headquarters are Oceanside, California.

As of December 31, 2022, the Company has not yet commenced operations. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to commence the Company’s planned operations or failing to profitably operate the business.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted a calendar year as its fiscal year.

Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, the Company had amounts in excess of federally insured limits of $11,822.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to members’ equity upon the completion of an offering or to expense if the offering is not completed. As of December 31, 2022, the Company had capitalized $61,750 in deferred offering costs.

See accompanying Independent Auditor’s Report

RAYVEN PROPERTIES, LLC

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND FOR THE PERIOD FROM OCTOBER 6, 2022 (INCEPTION) TO DECEMBER 31, 2022

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheet approximates their fair value.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription receivable is reclassified as a contra account to stockholders’ equity (deficit) on the balance sheet.

Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, and its related amendments (collectively known as “ASC 606”), effective January 1, 2018. The Company determines revenue recognition through the following steps:

•	Identification of a contract with a customer;
•	Identification of the performance obligations in the contract;
•	Determination of the transaction price;
•	Allocation of the transaction price to the performance obligations in the contract; and

See accompanying Independent Auditor’s Report

RAYVEN PROPERTIES, LLC

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND FOR THE PERIOD FROM OCTOBER 6, 2022 (INCEPTION) TO DECEMBER 31, 2022

•	Recognition of revenue when or as the performance obligations are satisfied.
•	Revenue is recognized when performance obligations are satisfied through the transfer of control of promised goods to the Company's customers in an amount that reflects the consideration expected to be received in exchange for transferring goods or services to customers. Control transfers once a customer has the ability to direct the use of, and obtain substantially all of the benefits from, the product. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance

To date, the Company has not yet generated revenue.

Net Loss per Unit

Net earnings or loss per unit is computed by dividing net income or loss by the weighted-average number of membership units outstanding during the period, excluding units subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per unit. Diluted net earnings or loss per unit reflect the actual weighted average of membership units issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per unit if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2022, diluted net loss per unit is the same as basic net loss per unit. There were no potentially dilutive items outstanding as of December 31, 2022.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the financial statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, and has not generated any revenues as of December 31, 2022. Through December 31, 2022, the Company has incurred a net loss of $173,481. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company’s ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

See accompanying Independent Auditor’s Report

RAYVEN PROPERTIES, LLC

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND FOR THE PERIOD FROM OCTOBER 6, 2022 (INCEPTION) TO DECEMBER 31, 2022

NOTE 4: MEMBERS’ EQUITY

The Company is managed by Rayven Manager, LLC, a Delaware limited liability company and managing non-member of the Company. The Manager shall have full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters, to execute any contracts or other instruments on behalf of the Company, and to perform any and all other acts or activities customary or incidental to the management of the Company’s business. Major decisions, as defined in the Company's LLC agreement, require a majority vote of the Company's voting members.

The Company has authorized two classes of its membership units: Voting Units and Non-Voting Units. The Voting Units are to be issued to the six original voting members. Up to 2,000 Non-Voting Units will be issued at $1,000 per unit. All unitholders are subject to calls for additional contributions in accordance with the terms outlined in the Company's LLC agreement. Voting Units have one vote for each outstanding voting unit. Non-Voting Units do not have any voting rights.

The Company's shall make quarterly distributions at the discretion of its Manager. 80% of the available cash shall be distributed to all members (voting and non-voting) in accordance with their respective percentage interests and 20% of the available cash shall be distributed to the voting members in accordance with their respective percentage interests of the voting members.

The Company’s six voting members have committed to a total capital contribution of $300,000 in the form of cash contributions in exchange for 50 Voting Units each (300 Voting Units total). As of December 31, 2022, the voting members contributed $300,000, however, the subscription agreements were not executed until January 2023. Therefore, the amount is included as a subscription liability on the balance sheet as of December 31, 2022 and will be recognized in 2023 to equity upon execution of the subscription agreements.

During the period ended December 31, 2022, the Company issued 175 Non-Voting Units to members for aggregate contributions of $175,000.

See accompanying Independent Auditor’s Report

RAYVEN PROPERTIES, LLC

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND FOR THE PERIOD FROM OCTOBER 6, 2022 (INCEPTION) TO DECEMBER 31, 2022

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 5: RELATED PARTY TRANSACTIONS

Management Agreement

Beginning on July 15, 2023 and quarterly thereafter, the Manager shall receive a quarterly management fee of 0.175% of the fair value of the Company's assets.

The Company shall pay the Manager a monthly asset management fee of 2.0% of the monthly gross revenue generated by the Company’s properties. The asset management fee shall be paid in arrears on a monthly basis.

The Company shall pay to the Manager and/or any guarantors an acquisition fee equal to 2% of the purchase price of any property acquired by the Company within five days after closing of the acquisition of the property.

The Company shall pay the Manager a disposition fee equal to 2% of the cash sale price of any property acquired by the Company within five days after closing of the disposition of a property.

NOTE 6: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. The Company adopted this new standard effective at its inception date.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. The Company adopted the ASU upon inception and it did not have any effect on the financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

See accompanying Independent Auditor’s Report

RAYVEN PROPERTIES, LLC

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND FOR THE PERIOD FROM OCTOBER 6, 2022 (INCEPTION) TO DECEMBER 31, 2022

NOTE 7: SUBSEQUENT EVENTS

In January 2023, the Company issued 300 Voting Units pursuant to the subscription liability as of December 31, 2022 as noted above in Note 4.

Through the issuance date, the Company has raised an additional $1,025,000 in capital contributions from non-voting members.

Management has evaluated all subsequent events through April 6, 2023, the date the financial statements were available to be issued. There are no material events requiring disclosure or adjustment to the financial statements.

See accompanying Independent Auditor’s Report

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rayven Properties, LLC

By:	Rayven Manager, LLC, Its Manager

	By:	/s/ Owen Barrett
Owen Barrett
Manager
Date:	May 11, 2023

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Name	Positions	Date

/s/ Owen Barrett	Manager of Rayven Manager, LLC	May 11, 2023
Owen Barrett	(Principal executive officer, principal financial officer and principal accounting officer)

/s/ Chris Pomerleau	Manager of Rayven Manager, LLC	May 11, 2023
Chris Pomerleau